UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

PDC 2004-D LIMITED PARTNERSHIP
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
(CUSIP Number)
Daniel W. Amidon
1775 Sherman Street, Suite 3000
Denver, CO 80203
(303) 860-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2009
June 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	Petroleum Development Corporation 20-0547582

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		89.85

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		89.85

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	89.85

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.13% (See Note 1)

14	TYPE OF REPORTING PERSON

	CO
(1) Based on 1,749.95 limited partnership units outstanding as of August 25, 2010.

Item 1. Security and Issuer.
     This Schedule 13D relates to the limited partnership units (the “Units”) of PDC 2004-D Limited Partnership, a West Virginia limited partnership (the “Partnership”), which has its principal executive offices at 1775 Sherman Street, Suite 3000, Denver, CO 80203.
Item 2. Identity and Background.
     (a) – (c) This Schedule 13D is being filed by Petroleum Development Corporation (“PDC”), a Nevada corporation with its principal office located at 1775 Sherman Street, Suite 3000, Denver, CO 80203. PDC is principally engaged in the exploration, development, production and marketing of oil and natural gas. PDC serves as the managing general partner of 33 partnerships, including the Partnership, formed to drill, own and operate natural gas and oil wells. PDC controls the Partnership through its 20% managing general partner interest in the Partnership.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of PDC, as applicable (collectively, the “Listed Persons”), required by Item 2 of this Schedule 13D is provided on Appendix A and is incorporated herein by reference.
     (d) – (e) During the last five years, neither PDC nor, to the best of PDC’s knowledge, any of the Listed Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the Listed Persons is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     Since June 2008, the third anniversary of the date of the Partnership’s first cash distributions, investors of the Partnership have had the ability to request that PDC repurchase their Units, subject to an aggregate total repurchase limit during any calendar year. PDC acquired its beneficial ownership of 5.13% of the Units by purchasing Units from investors through the Partnership’s Unit repurchase program or on a privately negotiated basis from time to time. As of July 1, 2010, PDC suspended the Unit repurchase program, pending the outcome of the proposed merger described below.
     PDC will need approximately $12.5 million in cash to complete the merger described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference). PDC will borrow the required funds under its revolving credit facility. PDC’s credit facility, co-arranged by JPMorgan Chase Bank, N.A. and BNP Paribas, was dated as of November 4, 2005 and last amended on December 18, 2009, and has an aggregate revolving commitment of $305 million. The credit facility, through the series of amendments, includes commitments from: Bank of America, N.A.; Calyon New York Branch; Bank of Montreal; The Royal Bank of Scotland plc; The Bank of Nova Scotia; Wachovia Bank, N.A.; Guaranty Bank, FSB; Texas Capital Bank; Bank of Oklahoma; U.S. Bank National Association; and Compass Bank. There are no material conditions to PDC’s ability to obtain the funds, and PDC has established no alternative financing arrangements. PDC expects to repay such borrowings with cash from operations in the ordinary course of business.
Item 4. Purpose of the Transaction.
     PDC’s previous purchases of Units were made through its Unit repurchase program or as an accommodation to individual investors, and without a view towards any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D. Because drilling partnerships are not part of PDC’s strategic plan going forward, PDC wishes to buy them back, to the extent feasible. PDC has not established a drilling partnership since 2007 and has publicly announced a fundamental shift in its business strategy away from the partnership model to a more traditional exploration and production company model. PDC also wishes to position itself as a growth company, and PDC believes that consummation of the merger transaction described below will allow PDC to invest further capital in the Partnership’s assets on a timetable of its own choosing. In addition, PDC expects that the merger will result in administrative efficiencies and cost reductions in the management and operation of the properties now owned by the Partnership, particularly in the areas of audit, accounting and tax services, SEC reporting, engineering services, bookkeeping, data processing, record maintenance and communication with the partners. Finally, since no liquid market currently exists for the Partnership’s Units, the merger will afford investors the opportunity to cash out their investment in the Partnership.
     On June 7, 2010, the Partnership, PDC and DP 2004 Merger Sub, LLC, a wholly-owned subsidiary of PDC (the “merger sub”), entered into an Agreement and Plan of Merger, dated as of June 7, 2010 (the “merger agreement”), pursuant to which the Partnership will merge with and into the merger sub, with the merger sub being the surviving entity. The merger agreement is subject to the vote and approval of the holders of a majority of the Units of the Partnership, other than PDC and its affiliates (the “investors”), as well as the satisfaction of other customary closing conditions. The merger can only be completed if a majority of the outstanding Units held by investors also vote to approve an amendment to the partnership agreement of the Partnership. Upon consummation of the merger, all of the Partnership’s outstanding Units (other than Units owned by PDC or any subsidiary thereof and other than Units owned by investors who properly exercise appraisal rights) will be converted into the right to receive cash in an amount equal to $7,544 per Unit, less the sum of the per unit cash distributions made after June 30, 2010. In the event holders of less than a majority of the outstanding Units held by investors vote to approve the amendment to the partnership agreement or the merger agreement, PDC will withdraw the offer and the merger will not proceed.
     The merger agreement has been approved by the board of directors of PDC and by a special committee (the “special committee”) of PDC’s board of directors (consisting of four non-employee members of PDC’s board, namely Anthony J. Crisafio, Larry Mazza, David C. Parke and Jeffrey C. Swoveland). The board of directors of PDC formed the special committee in late 2008 in an attempt to formally address the conflicts inherent in the relationships among PDC, its limited partnerships and the officers and directors of PDC. The special committee was authorized, among other things:
•	to act on behalf of PDC’s board in representing the interests of the limited partnerships, including the Partnership, and their investors with respect to all matters relating to a merger or any related or alternative transactions thereto; and

•	to exercise all lawfully delegable powers of PDC’s board (acting in its capacity as the governing decision-making body of the managing general partner on behalf of the limited partnerships) to take any and all actions and to make any and all decisions relating to a merger or any related or alternative transactions thereto, including without limitation the consideration, evaluation, negotiation, rejection or acceptance thereof, all on behalf of the limited partnerships, including the Partnership, and as the special committee deemed to be advisable and in the best interests of the limited partnerships and their investors.
     The special committee retained its own financial advisor and legal counsel in reviewing proposals from PDC related to the proposed merger transaction. In addition, each of the members of the special committee abstained and will abstain in the future from any vote of PDC’s board of directors with respect to the merger on behalf of PDC. However, because each of the members of the special committee is also a member of PDC’s board of directors, notwithstanding the creation of the special committee, an inherent conflict continues to exist with respect to each committee member’s duties to the investors in his capacity as a member of the special committee, on the one hand, and such member’s duties to the shareholders of PDC in his capacity as a member of PDC’s board of directors, on the other hand. The creation of the special committee and the abstention by its members from any board vote regarding a merger on behalf of PDC may lessen the inherent conflicting interests of PDC’s directors in this transaction. However, establishment of a special committee cannot entirely eliminate the inherent conflicting interests of PDC’s directors in this transaction. Under the terms of the merger agreement, the special committee may cause the Partnership to abandon the proposed merger with, and acquisition by, PDC, at any time prior to the approval of the merger by the investors, if the special committee believes it has received a superior offer that is in the best interests of the investors. As of August 25, 2010, neither PDC nor the special committee has received any offer from any third party to acquire the Partnership or its assets.

     If approved by the investors and completed, the merger will be retrospectively effective as of May 1, 2010, the separate existence of the Partnership will terminate and the investors will receive a cash payment in the amount of $7,544 per Unit, less the sum of all per unit cash distributions made after June 30, 2010, and before the transaction closes. Additionally, the merger sub shall be the surviving entity of the merger and shall be wholly-owned by PDC, and the investors will have no continuing interest in the Partnership, since the Partnership will cease as a separate business entity. Following the merger, there will be no trading market for the Units of the Partnership, and no further distributions will be paid to the former investors. In addition, following the consummation of the merger, the registration of any Units of the Partnership under the Securities Exchange Act of 1934 will be terminated.
     The merger agreement may be terminated:
•	if the parties thereto agree to such termination by mutual consent;

•	by any party thereto if the proposed merger does not occur by December 31, 2010;

•	by any party thereto if consummation of the merger becomes illegal or is otherwise prohibited by law or regulation;

•	by any party thereto if any suit or action is pending against parties to the agreement challenging the legality or any aspect of the merger transaction;

•	by the special committee, on behalf of the Partnership and prior to approval by investors, if the special committee believes it has received a superior offer that is more favorable to the investors; or

•	by either PDC or the Partnership, if the other fails to perform its obligations under the merger agreement and such failure has a non-curable material adverse effect on the PDC or the Partnership, as the case may be, or materially and adversely affects the transactions contemplated by the merger agreement.
     Closing of the merger is conditioned on approval by a majority vote of the investors to (1) amend the limited partnership agreement of the Partnership to expressly provide investors the right to approve merger transactions and (2) approve the merger agreement. On July 14, 2010, the Partnership filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) relating to the merger with the SEC. The Proxy Statement is in preliminary form and is subject to completion or amendment. Concurrently with the filing of the Proxy Statement, the Partnership filed a Rule 13e-3 “Going Private” Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC. The Schedule 13E-3 will be amended to reflect the completion or amendment of the Proxy Statement. Although there is no assurance of the likelihood or timing of the merger transaction, upon clearance by the SEC, a definitive proxy statement will be mailed to the Partnership’s investors.
     The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement, which is filed as Exhibit 99.3 hereto and is incorporated by reference herein. Investors should also read the Partnership’s Proxy Statement, Schedule 13E-3 and other relevant documents regarding the merger transaction filed with the SEC because they contain important information relevant to the decision to approve the merger transaction. Investors will be able to receive these documents (when they become available), as well as other documents filed by PDC, the Partnership or their respective affiliates with respect to the merger, free of charge at the SEC’s website, www.sec.gov.
     Other than described above, PDC does not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although it reserves the right to formulate such plans or proposals in the future.
Item 5. Interests in Securities of the Issuer.
     (a) and (b) As of August 25, 2010, PDC holds directly 89.85 Units, representing approximately 5.13% of the outstanding Units. PDC controls the Partnership through its 20% managing general partner interest in the Partnership. PDC has sole voting and dispositive power over the 89.85 Units beneficially owned by PDC, but has no control over the voting of Units held by other limited partners of the Partnership. None of the Listed Persons beneficially owns any Units of the Partnership.

     (c) There have been no transactions in Units of the Partnership during the past 60 days by PDC or any of the Listed Persons. As of July 1, 2010, PDC suspended the Partnership’s Unit repurchase program, pending the outcome of the proposed merger.
     (d) PDC acts as managing general partner of the partnership and transacts all of the Partnership’s business on behalf of the Partnership. Other than PDC, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by PDC.
     (e) Not applicable.
Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer
     PDC is soliciting investor approval of the merger agreement and transactions contemplated thereby pursuant to a proxy statement. Whether or not the merger is consummated, all costs and expenses incurred by PDC, the partnership, the merger sub and certain Listed Persons in connection with the merger agreement and the transactions contemplated thereby (including without limitation the solicitation of proxies in connection therewith) shall be paid by PDC. PDC will reimburse fiduciaries, nominees and others for their out-of-pocket expenses in forwarding proxy materials to investors. PDC (acting in its capacity as the managing general partner of the partnership and pursuant to the authority and direction of the special transaction committee) has retained PDC Securities Incorporated, a wholly-owned subsidiary of PDC (“PDC Securities”), to assist in the solicitation of proxies from holders of Units of the Partnership.
     PDC Securities was the dealer-manager for the partnership’s public offering of Units in 2004. Two of its registered representatives will assist in the solicitation of proxies from holders of Units of the Partnership and be available to answer questions raised by the broker-dealer home offices and the selling representatives who previously sold these Units. If each of the amendment to the partnership agreement and the merger transaction is approved by holders of a majority of the outstanding Units held by the investors, PDC will pay these two representatives a commission equal to 1.0% of the aggregate merger consideration for their services and will reimburse them for any expenses they incur. If either the amendment to the partnership agreement or the merger transaction is not approved, then the two representatives will not receive any commission or fee other than reimbursement for any expenses they incurred in connection with their solicitation of proxies from holders of Units. Other employees of PDC Securities are full-time employees of PDC and will assist in the solicitation of proxies but will not receive any additional compensation for their solicitation efforts.
     The limited partnership agreement of the Partnership contains various provisions with respect to the Units governing, among other matters, distributions, transfers and allocations of profits and losses to the holders of the Units. In connection with the merger transaction, PDC is soliciting investor approval to amend the limited partnership agreement of the Partnership to expressly provide investors the right to approve merger transactions.
     The information set forth under Items 3, 4 and 5, and the agreements and other documents set forth as Exhibits 99.1, 99.2, and 99.3 are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

99.1	Limited Partnership Agreement of PDC 2004-D Limited Partnership, dated as of October 1, 2004 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Partnership on August 5, 2009).

99.2	Form of Amendment to the Limited Partnership Agreement, attached as Appendix G to the Proxy Statement (incorporated by reference to Appendix G to the Schedule 14A filed by the Partnership on July 14, 2010).

99.3	Agreement and Plan of Merger by and among Petroleum Development Corporation, DP 2004 Merger Sub, LLC and PDC 2004-D Limited Partnership, dated as of June 7, 2010 (incorporated by reference to Exhibit 9.01 to the Current Report on Form 8-K filed on June 9, 2010).

99.4	Amended and Restated Credit Agreement, dated as of November 4, 2005, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A., BNP Paribas and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PDC on November 4, 2005).

99.5	First Amendment to Amended and Restated Credit Agreement, dated as of August 9, 2007, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PDC on August 15, 2007).

99.6	Second Amendment to Amended and Restated Credit Agreement, dated as of October 16, 2007, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PDC on October 22, 2007).

99.7	Third Amendment to Amended and Restated Credit Agreement, dated as of July 15, 2008, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PDC on July 21, 2008).

99.8	Fourth Amendment to Amended and Restated Credit Agreement, dated as of July 18, 2008, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PDC on July 21, 2008).

99.9	Fifth Amendment to Amended and Restated Credit Agreement, dated as of November 12, 2008, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PDC on November 19, 2008).

99.10	Sixth Amendment to Amended and Restated Credit Agreement, dated as of May 22, 2009, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PDC on May 29, 2009).

99.11	Seventh Amendment to Amended and Restated Credit Agreement, dated as of October 29, 2009, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PDC on November 4, 2009).

99.12	Eight Amendment to Amended and Restated Credit Agreement, dated as of December 18, 2009, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by PDC on March 4, 2010).

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2010	PETROLEUM DEVELOPMENT CORPORATION
	By:	/s/ Richard W. McCullough
Richard W. McCullough
Chairman and Chief Executive Officer

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
PETROLEUM DEVELOPMENT CORPORATION
     Set forth below is the name, current business address and the present principal occupation or employment of each director and executive officer of PDC. The current business address for each of the individuals listed below is 1775 Sherman Street, Suite 3000, Denver, CO 80203.

Name	Position with PDC, Other Present Principal Occupation

Richard W. McCullough	Chairman of the Board, Chief Executive Officer and Director

Gysle R. Shellum	Chief Financial Officer

Barton R. Brookman, Jr.	Senior Vice President Exploration and Production

Daniel W. Amidon	General Counsel and Secretary

Lance A. Lauck	Senior Vice President Business Development

Jeffrey C. Swoveland	Director

Joseph E. Casabona	Director

Anthony J. Crisafio	Director

Larry F. Mazza	Director

David C. Parke	Director

James M. Trimble	Director

Kimberly Luff Wakim	Director

Appendix A